                                  SCHEDULE 13G

                                 (RULE 13D-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(b) and (c) and Amendments Thereto Filed Pursuant to Rule 13d-2(b).

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*


                      Orthodontic Centers of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68750P-10-3
                     --------------------------------------
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP NO.   68750P-3                    13G                PAGE 2 OF 4 PAGES
--------------------------                            --------------------------


--------------------------------------------------------------------------------
  1    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Bartholomew F. Palmisano, Sr.
--------------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
  3    SEC Use Only


--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
                    5   Sole Voting Power

                        2,347,503
                  --------------------------------------------------------------
   Number of        6   Shared Voting Power
    Shares
 Beneficially           707,016
   Owned by       --------------------------------------------------------------
Each Reporting      7   Sole Dispositive Power
 Person With
                        2,347,503
                  --------------------------------------------------------------
                    8   Shared Dispositive Power

                        707,016
--------------------------------------------------------------------------------
  9    Aggregate Amount Beneficially Owned by Each Reporting Person

              3,054,519 shares*

* Includes 707,016 shares held in trusts by a third party for the benefit of the children of the reporting person. The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of
  Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
--------------------------------------------------------------------------------
  10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
  11   Percent of Class Represented by Amount in Row (9)

              6.4%
--------------------------------------------------------------------------------
  12   Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------


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                           INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons. Furnish the full legal name of each person for whom the report is filed (i.e., each person required to sign the schedule itself) including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory. (See "Special Instructions For Complying With
         Schedule 13G," below.)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) (unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)).

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization. Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest 10th (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) Type of Reporting Person. Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                  Category                                      Symbol
                  --------                                      ------
                  Broker-Dealer..............................     BD
                  Bank.......................................     BK
                  Insurance Company..........................     IC
                  Investment Company.........................     IV
                  Investment Advisor.........................     IA
                  Employee Benefit Plan, Pension Fund, or
                     Endowment Fund..........................     EP
                  Parent Holding Company.....................     HC
                  Corporation................................     CO
                  Partnership................................     PN
                  Individual.................................     IN
                  Other......................................     OO

         Notes. Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes, or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

ITEM 1(A)      Name of Issuer: Orthodontic Centers of America, Inc.

ITEM 1(B)      Address of Issuer's Principal Executive Offices: 5000 Sawgrass
                   Village Circle, Suite 25, Ponte Vedra Beach, Florida 32082

ITEM 2(A)      Name of Person Filing: Bartholomew F. Palmisano, Sr.

ITEM 2(B)      Address of Principal Business Office or, if None, Residence:
                   3850 North Causeway Boulevard, Suite 990, Metairie, Louisiana 70002

ITEM 2(C).     Citizenship: United States

ITEM 2(D).     Title of Class of Securities: Common Stock

ITEM 2(E).     CUSIP Number: 68750P-10-3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
               (a). [ ] Broker or Dealer registered under Section 15 of the Act;
               (b). [ ] Bank as defined in Section 3(a)(6) of the Act;
               (c). [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act;
               (d). [ ] Investment Company registered under Section 8 of the
                        Investment Company Act;
               (e). [ ] Investment Advisor registered under Section 203 of the
                        Investment Advisers Act of 1940;
               (f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
               (g). [ ] Parent Holding Company, in accordance with Rule
                        13d-1(b)(ii)(G) (Note. See Item 7);
               (h). [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

               Not applicable.


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ITEM 4.        OWNERSHIP.

                      If the percent of the class owned, as of December 31,
               of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
               (a)  Amount beneficially owned: 3,054,519 shares*
               (b)  Percent of class: 6.4%
               (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote - 2,347,503 shares
                    (ii) Shared power to vote or to direct the vote - 707,016 shares
                    (iii) Sole power to dispose or to direct the disposition
                          of - 2,347,503 shares
                    (iv) Shared power to dispose or to direct the disposition of - 707,016 shares

                    Instruction. For computations regarding securities which
               represent a right to acquire an underlying security see Rule 13d-3(d)(1).

* Includes 707,016 shares held in trusts by a third party trustee for the benefit of the children of the reporting person. The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      If this statement is being filed to report the fact
               that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                        Not applicable.

                      Instruction. Dissolution of a group requires a response to this item.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                      If any other person is known to have the right to
               receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      If a parent holding company has filed this schedule,
               pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                      Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      If a group has filed this schedule pursuant to Rule
               13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                      Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                      Notice of dissolution of a group may be furnished as an
               exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

                      Not applicable.

ITEM 10.       CERTIFICATION.

                      The following certification shall be included if the
               statement is filed pursuant to Rule 13d-1(b):

                      "By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."


                      Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 9, 1999
                                         ---------------------------------------
                                                        (Date)

                                            /s/ Bartholomew F. Palmisano, Sr.
                                         ---------------------------------------
                                                        (Signature)

                                         Bartholomew F. Palmisano, Sr., Co-Chief
                                         Executive Officer
                                         ---------------------------------------
                                                     (Name and Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).